BRIAN M. BROWN

ADMITTED IN VIRGINIA AND MICHIGAN

(804) 343-5023

bbrown@woodsrogers.com

July 18, 2013

VIA EDGAR CORRESPONDENCE AND FACSIMILE

Mr. Jay Ingram, Legal Branch Chief

Ms. Melissa N. Rocha, Senior Assistant Chief Accountant

Mr. Kamyar Daneshvar, Staff Attorney

Ms. Nudrat Salik, Staff Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Trex Company, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Form 10-Q for the Period Ended March 31, 2013

Definitive Proxy Statement on Schedule 14A filed on March 22, 2013

File No. 1-14649

Dear Mr. Ingram, Ms. Rocha, Ms. Salik and Mr. Daneshvar:

On behalf of our client Trex Company, Inc. (“Trex” or the “Company”), we are providing responses to the Staff’s letter of comments, received June 19, 2013 (the “Staff Letter”), with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2012, Form 10-Q for the Period Ended March 31, 2013 and Definitive Proxy Statement on Schedule 14A filed on March 22, 2013. This letter has been submitted by facsimile and by EDGAR. A hard copy has been sent by overnight courier.

Set forth below are Trex’s responses to the Staff Letter. For ease of reference, the Company’s responses are set forth below the full text of the correlative Staff comment. The numbered paragraphs in this letter correspond to the numbers contained in the Staff Letter. Page numbers referred to in the following paragraphs correspond to the page numbers of the Form 10-K, Form 10-Q and the Definitive Proxy Statement. Capitalized terms that are not otherwise defined have the meanings given to them in the Form 10-K, Form 10-Q or the Definitive Proxy Statement, unless the context indicates otherwise.

Riverfront Plaza, West Tower / 901 East Byrd Street, Suite 1550 / Richmond, Virginia 23219

(804) 343-5020 / Fax (804) 343-5021

Offices also in Roanoke, Danville, Lynchburg

Mr. Jay Ingram, Legal Branch Chief

Ms. Melissa N. Rocha, Senior Assistant Chief Accountant

Mr. Kamyar Daneshvar, Staff Attorney

Ms. Nudrat Salik, Staff Accountant

July 18, 2013

Form 10-K for the Year Ended December 31, 2012

Business, page 1

1. We note your disclosure in Note 13 to the financial statements that there are “seasonal trends in the demand for Trex,” your disclosure on page 11 regarding the “seasonal nature of the demand for decking, railing, fencing and trim…” and your disclosure on page 21 regarding “the seasonality of our business.” In your response letter dated August 6, 2010 in connection with our review of your Form 10-K for the fiscal year ended December 31, 2009, you indicated that you agreed with the SEC that a reasoned analysis of seasonality would be beneficial to investors in the Business section in future Annual Reports on Form 10-K. Please explain why the information required by Item 101(c)(v) of Regulation S-K is not included in the Business section of your Form 10-K.

RESPONSE:

The Company understands that Item 101(c)(1)(v) of Regulation S-K requires the Company to disclose “the extent to which the business of the segment is or may be seasonal” as part of the Narrative description of business section. Additionally, the Company recognizes that in its response letter dated August 6, 2010 in connection with the SEC review of its Form 10-K for the year ended December 31, 2009, it agreed that a reasoned analysis of seasonality would be beneficial to investors. The Company does disclose the extent to which the business of the segment is or may be seasonal in other parts of its Form 10-K. See Form 10-K for the year ended December 31, 2012, Risk Factors, Page 11 and Note 13 on page F-24 of the Company’s Notes to Financial Statements. In future Form 10-K filings, the Company will include a reasoned analysis of seasonality in the Item 1 Business section similar to the following wording:

The Company’s net sales, gross profit and income from operations have historically varied from quarter to quarter. Such variations are principally attributable to seasonal trends in the demand for Trex. The Company has historically experienced lower net sales during the fourth quarter because holidays and adverse weather conditions in certain regions reduce the level of home improvement and new construction activity.

The aforementioned wording will be reviewed and adjusted when necessary based on any changes to the effects of seasonality.

Manufacturing Process, page 3

2. We note your disclosure on page 3 that you “maintain research and development operations in the Trex Technical Center adjacent to our Winchester, Virginia manufacturing facilities.” In future filings, please provide the information required by Item 101(c)(1)(xi) of Regulation S-K in the Business section of your Form 10-K.

Mr. Jay Ingram, Legal Branch Chief

Ms. Melissa N. Rocha, Senior Assistant Chief Accountant

Mr. Kamyar Daneshvar, Staff Attorney

Ms. Nudrat Salik, Staff Accountant

July 18, 2013

RESPONSE:

The Company will disclose company sponsored research and development expenditures in Item 1 Business section of future Form 10-K filings, in accordance with Item 101(c)(1)(xi) of Regulation S-K. The disclosure will be consistent with information historically included in Note 2, Summary of Significant Accounting Policies, of the Company’s Form 10-K, which for the fiscal year ended December 31, 2012 included disclosure of company sponsored research and development costs of $2.9 million, $2.5 million and $1.9 million for fiscal years 2012, 2011 and 2010, respectively.

Management’s Discussion and Analysis

Critical Accounting Estimates

Product Warranty, page 21

3. During the year ended December 31, 2012, you recorded a $21.5 million increase to your warranty reserve. Given your ending warranty reserve balance of $29.0 million at December 31, 2012 as well as income from operations of $12.7 million for the year ended December 31, 2012, this appears to be a significant increase. In this regard, please provide draft disclosure to be included in future filings that addresses the following:

•

Please expand your disclosures to explain the specific factors that led to this significant increase in reserve during the year ended December 31, 2012. Your disclosures should include any relevant trend information you considered;

•

Your disclosures indicate that you assumed a rate of decline in claims though it fell short of the estimated decline that you originally estimated. Given the increase in the warranty reserve at December 31, 2012 as well as the increase in the provision recorded during the year ended December 31, 2012 compared to the year ended December 31, 2011, please expand your disclosures to address the factors that led to the rate of declines falling short from what was originally estimated and why your provision and reserve amounts are increasing in light of your continued assumption that claims will decline. For example, please clarify if the settlement amount per claim has been increasing;

RESPONSE:

The Company recognizes that the increase to the warranty reserve for surface flaking claims during 2012 was a significant increase and will include the following disclosure (updated to include future changes in facts and

Mr. Jay Ingram, Legal Branch Chief

Ms. Melissa N. Rocha, Senior Assistant Chief Accountant

Mr. Kamyar Daneshvar, Staff Attorney

Ms. Nudrat Salik, Staff Accountant

July 18, 2013

circumstances) in the Critical Accounting Estimates section of its Management Discussion and Analysis in future filings that addresses the specific factors that led to the shortfall in the expected rate of decline in claims and increase to the reserve, including any relevant trend information, as well as language to assist the user of the financial statements to gain a better understanding of how Management develops the estimate and the challenges that Management faces in developing the estimate despite a continued decline in the number of claims received:

Product Warranty. We warrant that our products will be free from material defects in workmanship and material and will not check, split, splinter, rot or suffer structural damage from termites or fungal decay. This warranty extends for a period of 25 years for residential use and 10 years for commercial use. With respect to our Transcend®, Enhance® and Universal Fascia product, we further warrant that the product will not fade in color more than a certain amount and will be resistant to permanent staining from food substances or mold (provided the stain is cleaned within seven days of appearance). This warranty extends for a period of 25 years for residential use and 10 years for commercial use. If there is a breach of such warranties, we have an obligation either to replace the defective product or refund the purchase price.

Historically, we have not had material numbers of claims submitted or settled under the provisions of our product warranties, with the exception of claims related to material produced at our Nevada facility prior to 2007 that exhibits surface flaking. We continue to receive and settle surface flaking claims and maintain a warranty reserve to provide for the settlement of these claims. In 2009, we agreed to a settlement of a class action lawsuit covering the surface defect, stipulating our responsibilities with regard to such claims. Estimating the warranty reserve for surface flaking claims requires management to estimate (1) the average cost to settle each claim and (2) the number of claims to be settled with payment, both of which are subject to variables that are difficult to estimate.

The cost per claim varies due to a number of factors, including the size of affected decks, the type of replacement material used, the cost of production of replacement material and the method of claim settlement. Although the cost per claim does vary, it is less volatile and more predictable than the number of claims to be settled with payment, which is inherently uncertain.

Mr. Jay Ingram, Legal Branch Chief

Ms. Melissa N. Rocha, Senior Assistant Chief Accountant

Mr. Kamyar Daneshvar, Staff Attorney

Ms. Nudrat Salik, Staff Accountant

July 18, 2013

The key component driving our potential liability is the number of claims that will ultimately require payment. To estimate the ultimate count of future paid claims, we utilize actuarial techniques to quantify both the expected number of claims to be received and the percentage of those claims that will ultimately require payment. Estimates for both of these elements (number and percentage of claims that will ultimately require payment) are quantified using a range of assumptions derived from the recent claim count history and the identification of factors influencing the claim counts, including the downward trend in received claims due to the passage of time since production of the suspect material. For each of the various parameters used in our analysis, the assumed values combine to produce results that represent our best estimate for the ultimate number of claims to be settled with payment.

A number of factors make estimates of the number of claims to be received inherently uncertain. We believe that production of the suspect material was confined to material produced from our Nevada facility prior to 2007, but are unable to determine the amount of suspect material produced or the exact time it takes for surface flaking to become evident in the suspect material and materialize as a claim. Furthermore, the aforementioned 2009 class action settlement and related public notices led to a significant spike in claims received in 2009 and disrupted the claims data and settlement patterns. Lastly, we are not aware of any analogous industry data that might be referenced in predicting future claims to be received.

The number of surface flaking claims received peaked in 2009 in conjunction with the class action settlement and then declined significantly in 2010 and 2011, consistent with our belief that the effect of the 2009 spike in claims was largely an acceleration of claims previously expected to be filed in future periods. As a result of the effects of the class action settlement and because the suspect material had not been produced since prior to 2007, we anticipated that the rate of decline in claims received would accelerate and the number of claims received would continue to decline significantly in 2012.

Due to extensive use of decks during the summer outdoor season variance to annual claims expectations is typically observed during the latter part of our fiscal year. During the third quarter of 2012, based on an analysis of additional claims activity, we observed that the actual rate of decline in claims received in 2012 would fall short of our anticipated rate of decline. As

Mr. Jay Ingram, Legal Branch Chief

Ms. Melissa N. Rocha, Senior Assistant Chief Accountant

Mr. Kamyar Daneshvar, Staff Attorney

Ms. Nudrat Salik, Staff Accountant

July 18, 2013

a result, we revised our estimate of the future claims to be received to reflect a rate of decline that incorporated levels experienced in 2012. Although the number of claims received continues to decline each year, the effect of reducing the anticipated rate of decline increases the number of claims expected in future years. As a result of these changes in estimate, we recorded an increase to the warranty reserve of $20 million during the three months ended September 30, 2012.

Our analysis is based on currently known facts and a number of assumptions. However, projecting future events such as the number of claims to be received, the number of claims that will require payment and the average cost of claims could cause the actual warranty liabilities to be higher or lower than those projected which could materially affect our financial condition, results of operations or cash flow. We estimate that the number of claims received will continue to decline over time. If the level of claims received does not diminish consistent with our expectations or if the cost to settle claims increases, it could result in additional increases to the warranty reserve and reduced earnings in future periods. We estimate that a 10% change in the expected number of remaining claims to be settled with payment or the expected cost to settle claims may result in approximately a $3.0 million change in the warranty reserve.

•

Please tell us what consideration you gave to providing the product liability disclosures recommended by Question 3 of SAB Topic 5:Y, including the settlement costs by claim, the number of claims pending at each balance sheet date, the number of claims filed for each period presented, the number of claims dismissed, settled, or otherwise resolved for each period, and the average settlement amount per claim.

RESPONSE:

The Company acknowledges that the quantitative disclosures recommended by Question 3 of SAB Topic 5:Y may be useful to users of financial statements to develop an understanding of historical and expected trends, especially when a contingency involves a large number of relatively small individual claims. We did not include this additional disclosure as we believed that presentation of such information would not lead to a better understanding of our expectations of anticipated claims. We considered the following reasons in our analysis:

•

As mentioned above, the 2009 class action settlement and related public notices led to a significant spike in claims received in 2009 and disrupted the claims data and settlement patterns. Due to the significant spike in claims during 2009 and subsequent volatility, we determined such information would not be useful to users of the financial statements.

Mr. Jay Ingram, Legal Branch Chief

Ms. Melissa N. Rocha, Senior Assistant Chief Accountant

Mr. Kamyar Daneshvar, Staff Attorney

Ms. Nudrat Salik, Staff Accountant

July 18, 2013

•

Our evaluation of the future claims liability, as noted above, is based on an expectation that the number of claims received and settled with payment will decline over time. Historic claim experience is inherently higher than our current expectations of future claims and would not lead to a better understanding of future claims.

•

Our evaluation of claims is based on a number of factors, including our qualitative views of future claims. Given the relatively short history of this warranty obligation, we believe these qualitative factors can have a significant impact on our claim liability and our expectation.

•

Due to the nature of the product covered under our warranty obligation, our claims received follow a seasonal pattern. A larger portion of our claims are received during the spring and summer months and is the primary driver of our evaluation of the required reserve. Claims information provided during the fall and winter months would not be useful in understanding future trends in our warranty exposure.

Financial Statements

Notes to the Financial Statements

Note 12. Commitments and Contingencies, page F-21

Product Warranty, page F-22

4.	In your reconciliation of the warranty reserve provided on page F-23, please separately present changes in the reserve due to new product warranties issued during the current period as well as changes in the reserve related to preexisting warranties (including changes in estimates). Refer to ASC 460-10-50-8(c).

RESPONSE:

On page F-24 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2012, as part of its disclosure of the claims related to

Mr. Jay Ingram, Legal Branch Chief

Ms. Melissa N. Rocha, Senior Assistant Chief Accountant

Mr. Kamyar Daneshvar, Staff Attorney

Ms. Nudrat Salik, Staff Accountant

July 18, 2013

material produced at its Nevada facility prior to 2007 that exhibits surface flaking, the Company states “[a]s a result of these changes in estimate, the Company recorded an increase to the warranty reserve of […] $21.5 million for the year ended December 31, 2012.” The $21.5 million is also disclosed on page F-24 as part of the tabular reconciliation of the Company’s warranty reserve on the line labeled “Provision for estimated warranties” of $21,487 (in thousands) for the year ended December 31, 2012. The Company had no change in the reserve due to new product warranties issued during the reporting period for the year ended December 31, 2012. The Company understands that ASC 460-10-50-8(c) requires it to disclose as part of its tabular reconciliation of the changes in the product warranty liability “the aggregate changes in the liability for accruals related to product warranties issued during the reporting period” and “the aggregate changes in the liability for accruals related to pre-existing warranties (including adjustments related to changes in estimates)”. In future filings in the tabular reconciliation of the changes in the Company’s product warranty reserve, the Company will revise the line presently labeled “Provision for estimated warranties” to be “Changes in estimates related to pre-existing warranties.” In future filings, when applicable, the Company will disclose a change in the warranty reserve related to new product warranties issued during the reporting period on a separate line labeled “Provision for estimated warranties issued” in the tabular reconciliation of the changes in the Company’s product warranty reserve.

Form 10-Q for the Period Ended March 31, 2013

General

5. Please address the above comments in your interim filings as well, as applicable.

RESPONSE:

The Company will address the above comments in its interim filings, as applicable.

Mr. Jay Ingram, Legal Branch Chief

Ms. Melissa N. Rocha, Senior Assistant Chief Accountant

Mr. Kamyar Daneshvar, Staff Attorney

Ms. Nudrat Salik, Staff Accountant

July 18, 2013

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 19

Annual Cash Incentive Compensation, page 24

Long-Term Equity Incentive Compensation, page 27

6. We note your disclosure that in establishing pretax income and cash flow targets for both annual cash incentive compensation and long-term equity incentive compensation, the Compensation Committee may exclude any items determined to be “extraordinary and not considered in the establishment of such targets.” Item 402(b) of Regulation S-K requires that you disclose all previously established goals and discuss how you derived actual awards based on achievement or non-achievement of the applicable performance objective. In light of the Compensation Committee’s determination to exclude the increase to the warranty reserve for decking material manufactured at the company’s Nevada plant prior to mid-2006 of approximately $21 million, and the resulting net effect of such adjustment on pretax income for incentive purposes, please explain how and why the Compensation Committee determined the increase to the warranty reserve to be “extraordinary and not considered in the establishment” of the pretax income and cash flow targets. In addition, in future filings, please provide enhanced disclosure regarding the Compensation Committee’s ability and discretion to exclude certain factors in determining financial performance objectives and the factors considered in making discretionary adjustments. See Item 402(b)(2)(v)-(ix) of Regulation S-K.

RESPONSE:

In December 2011, the Compensation Committee established the pretax income and free cash flow targets for the 2012 annual cash incentive compensation plan. The Committee set target pretax income at $9,273,000 and target free cash flow at $19,044,000, specifically excluding, however, “non-recurring items of expense or reserves”, with negative discretion to elect not to exclude any such items.

Actual reported pretax income for 2012 was $3,729,000, which included an increase in the warranty reserve of $21,487,000 for decking material manufactured at the Company’s Nevada plant prior to 2007. The Committee, in accordance with the authorizing resolutions, excluded this amount from pretax income, increasing pretax income to $25,216,000 for purposes of determining performance against the target. The Committee elected not to use their permitted discretion to not exclude such increase in the warranty reserve for two reasons:

1.

The Company’s CEO, CFO and Vice President, Operations commenced employment with the Company in 2008. Two of the Company’s other executive officers became officers after 2008. The Company hired its CEO, CFO and Vice President, Operations in 2008 to principally

Mr. Jay Ingram, Legal Branch Chief

Ms. Melissa N. Rocha, Senior Assistant Chief Accountant

Mr. Kamyar Daneshvar, Staff Attorney

Ms. Nudrat Salik, Staff Accountant

July 18, 2013

undertake a financial and operational “turnaround” of the Company. The decking material that is the subject of the reserve was manufactured at the Company’s Fernley, Nevada plant prior to 2007, which was prior to the management team assuming responsibility for the Company. At the time this management team assumed responsibility for the Company, the Company had already spent and/or accrued over $50 million on this defect, causing the Company to record large losses and the Company’s stock price to fall to historic lows. The new management team joined the Company with the implicit understanding that future additional reserves would not be considered in their incentive compensation given that they had no control over them. Even without such an implicit understanding, the Compensation Committee believes it would be unreasonable to penalize this current management team for issues that pre-dated their tenure at the Company.

2.	In evaluating the Executive Officer’s performance against the established financial targets which were derived from a formal financial plan with specific items of revenue and expense, the Committee felt it was not appropriate to penalize management for unusual charges which were not considered in the establishment of such targets, especially given that in the case of the additional warranty reserve, the expense related to historical time periods.

In future definitive proxy statements, the Company will provide enhanced disclosure regarding the Compensations Committee’s ability and discretion to exclude certain financial performance objectives and the factors considered in making discretionary adjustments.

We appreciate your assistance in review of Trex’s periodic filings. Please contact me at (804) 343-5023 if you have any questions or require any additional information.

Very truly yours,

/s/ Brian M. Brown
Brian M. Brown

BMB:mwl

cc:	James E. Cline, Vice President and Chief Financial Officer
William R. Gupp, Chief Administrative Officer, General Counsel and Secretary